FOIA Confidential Treatment Request
The entity requesting confidential treatment is

The Medicines Company
8 Sylvan Way
Parsippany, New Jersey 07054
Attn: Stephen M. Rodin
(973) 290-6000
September 16, 2009
BY EDGAR SUBMISSION
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attention:	Mr. Jim B. Rosenberg Senior Assistant Chief Accountant
Re:	The Medicines Company Form 10-K for the Fiscal Year Ended December 31, 2008 File Number: 000-31191
Ladies and Gentlemen:
Enclosed please find our responses to the comments contained in a letter from Jim B. Rosenberg of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Glenn P. Sblendorio, Executive Vice President and Chief Financial Officer, of The Medicines Company (the “Company”, “MDCO”, “we”, or “our”), dated August 19, 2009, regarding the above referenced filing and our July 6, 2009 letter to the Staff.
All responses set forth below are keyed to the sequential numbering of the comments and to the headings used in your letter. Your comments are in bold and our responses and supplemental information is in regular type. We hope this is helpful to you in reviewing this response letter.

Mr. Jim B. Rosenberg
September 16, 2009

Form 10-K for the fiscal year ended December 31, 2008
Item 1. Business
Sales, page 13
1.	We note your response to our prior comment 1 and advise you that we will not be in a position to clear this comment until the Integrated Commercialization Solutions, Inc. agreement has been filed. Also, please revise your proposed disclosure to quantify the termination fee referenced in the last sentence of your proposed disclosure.

Response:

We note that we filed our distribution agreement and amendments with Integrated Commercialization Solutions, Inc., or ICS, as exhibits to our Form 10-Q for the quarter ended June 30, 2009, which we filed with the Commission on August 10, 2009.

We will include the following revised disclosure in our Form 10-Q for the quarter ended September 30, 2009 (new text indicated in bold, italic type):
Our agreement with ICS, which we initially entered into February 2007, provides that ICS will be our exclusive distributor of Angiomax and Cleviprex in the United States. Under the terms of this fee for service agreement, ICS assumes all credit and inventory risks, is subject to our standard returns policy, places orders with us for sufficient quantities of Angiomax and Cleviprex to maintain an appropriate level of inventory based on its customers’ historical purchase volumes and has sole responsibility for determining the prices at which it sells Angiomax and Cleviprex, subject to specified limitations in the agreement. The agreement terminates on February 28, 2010, but will automatically renew for additional one-year periods unless either party gives notice at least 120 days prior to the automatic extension. We may also terminate the agreement at any time and for any reason upon prior written notice to ICS and payment of a termination fee of between $100,000 and $250,000.
License Agreements, page 16
2.	We note your response to our prior comment 2 and ask that you provide us with draft disclosure for your 2009 Form 10-K showing us how you intend to describe and quantify the amounts paid to date, the aggregate potential milestone payments and the royalty provisions of your license agreement with AstraZeneca.

Response:

We will include the following revised disclosure regarding our license agreement with AstraZeneca, dated December 18, 2003, in our Form 10-K for the year ended December 31, 2009 (new text indicated in bold, italic type):

Mr. Jim B. Rosenberg
September 16, 2009

In December 2003, we acquired from AstraZeneca exclusive license rights to cangrelor for all countries other than Japan, China, Korea, Taiwan and Thailand. Under the terms of the agreement, we have the rights to the patents, trademarks, inventories and know-how related to cangrelor. In exchange for the license, in January 2004 we paid an upfront payment of $1.5 million upon entering into the license and agreed to make additional milestone payments of up to $4.5 million in the aggregate upon reaching certain potential regulatory milestones. To date, we have paid AstraZeneca approximately $1.7 million pursuant to the license agreement, which includes the $1.5 million upfront payment and $0.2 million for the transfer of technology in 2004. Under the terms of the license agreement, we will be obligated to pay royalties ranging from 10% to 20% on a country-by-country basis on future annual sales of cangrelor, and on any sublicense royalties earned, until the later of (1) the duration of the licensed patent rights which are necessary to manufacture, use or sell cangrelor in a country or (2) ten years from our first commercial sale of cangrelor in such country. The licenses and rights under the agreement remain in force on a country-by-country basis until we cease selling cangrelor in such country or the agreement is otherwise terminated. We may terminate the agreement upon 30 days’ written notice, unless AstraZeneca, within 20 days of having received our notice, requests that we enter into good faith discussions to redress our concerns. If we cannot reach a mutually agreeable solution with AstraZeneca within three months of the commencement of such discussions, we may then terminate the agreement upon 90 days’ written notice. Either party may terminate the agreement for material breach upon 60 days’ prior written notice if the breach is not cured within such 60 days.
Annual Cash Bonus Plan, page 29
3.	We note your response to our prior comments 3, 4 and 5 and we reissue each comment. In order for us to clear your comments relating to your 2008 disclosure, we would like to see your proposed disclosure for 2009. To the extent that you are concerned about the release of our correspondence, you may request confidential treatment pursuant to Rule 83. In evaluating executive compensation disclosure we consider each element of the company’s compensation policies and practices material to the total mix of information needed to inform investors of the process undertaken by the compensation committee and chief executive officer in making compensation decisions. We also note your belief that the requested information is confidential commercial and financial information that would cause competitive harm to your company if disclosed. We are generally only willing to grant confidential treatment for performance goals if you can demonstrate how the disclosure of these goals will allow your competitors to discover information about break even points, cost structures relating to specific products or similarly sensitive information. In these instances, you must submit a detailed analysis, identifying the competitively harmful information and demonstrating how the information could be harmful to your company. To avoid the disclosure of the sensitive information in

Mr. Jim B. Rosenberg
September 16, 2009

the analysis when our comment letters are released publicly, you should submit a confidential treatment request pursuant to Rule 83.

Response:

We confirm that in our discussion of our annual cash bonus plan in the Compensation Discussion and Analysis section of our proxy statement, we will be more specific about our corporate goals, providing quantitative information where applicable and identifying the corporate goal award values attributed to each goal, except where otherwise permitted in accordance with Instruction 4 to Item 402(b) of Regulation S-K.

We have included below proposed disclosure for our 2009 proxy statement relating to our annual bonus plan and the corporate goals for 2009 under the plan. For these purposes, we have assumed that the process our compensation committee will use to determine 2009 compensation will be similar to that used in 2008. To the extent the process changes, we will indicate those changes in our 2009 proxy statement and the reasons for those changes.
     The compensation committee approves corporate goals for each year and determines potential bonus amounts based on achievement of these goals and individual performance goals. Under the annual cash bonus plan, the corporate goals comprise 60% of the total cash bonus and the individual objectives comprise 40% of the total cash bonus. The corporate goals generally conform to the financial metrics contained in the internal business plan adopted by the board of directors relating to revenue, earnings per share and certain operational goals. The compensation committee works with the chief executive officer to develop challenging but achievable goals, which we refer to as stretch corporate goals, which they believe are challenging but can be reasonably achieved over the next year.
     At the time the compensation committee approves the corporate goals, each goal is weighted based upon the priority attributed to such goal by the committee and based on such weighting each goal is given a corporate goal award value. When the compensation committee approves corporate goals, the committee also approves minimum, target and maximum levels for each corporate goal. The corporate goal award values for all of the corporate goals total 100. The corporate goal award values are used to evaluate the 60% of the executives’ annual bonus attributable to the corporate goals.
     The committee determines the company bonus factor, which is used in determining payouts under the annual cash bonus plan and the size of annual equity awards, by using such minimum, target and maximum levels and allocating credits for each corporate goal in the following manner:
•	no credit for a corporate goal unless we achieve at least a minimum performance level;

Mr. Jim B. Rosenberg
September 16, 2009

•	a credit of at least 50% but less than 100% of the corporate goal award value if we achieve the minimum performance level but do not achieve the target performance level;

•	a credit of at least 100% but less than 150% of the corporate goal award value if we achieve or exceed the target performance level but do not attain the maximum performance level; and

•	a credit of 150% of the corporate goal award value if we achieve or exceed the maximum performance level.
     If we achieve the target performance level of each corporate goal, then the corporate goal award values credited would equal 100 out of a total of a possible 100 and the company bonus factor would be 100%. If the corporate goal award values credited equal 75, then the company bonus factor would be 75%, and if the corporate goal award values credited equal 125 because we exceed certain of our targets, then the company bonus factor would be 125%.
     In setting the company bonus factor, the committee retains the discretion to give more or less credit for corporate goals achieved or partially achieved and to give credit for our overall annual performance and our achievement of additional accomplishments during the fiscal year that were not contemplated by the approved corporate goals. In such event, the corporate goal award values for a specific goal may be adjusted and the company bonus factor would reflect the discretion of the committee.
     The goals that the compensation committee approved for 2009 with the applicable award value for each goal are as follows:
Rule 83 Confidential Treatment Request by The Medicines Company
Request #1
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We note that in the proposed disclosure above, we did not include the specific minimum and maximum targets for each 2009 goal as we do not expect that they will be material to an investor’s understanding of the bonus plan or our compensation policies or decisions generally unless they are implicated in the decision of the compensation committee in determining the cash bonus to be paid or the overall company bonus factor. However, in preparing the disclosure regarding the bonus plan, we will evaluate the materiality of the minimum and maximum targets to our compensation policies and decisions and make the appropriate disclosure.

In making such evaluation, we will consider that the disclosure that was included under the Compensation Discussion and Analysis section in our 2008 proxy statement, the

Mr. Jim B. Rosenberg
September 16, 2009

additional disclosure we agreed to include in future filings in our July 6, 2009 letter and the proposed disclosure set forth above, together will include (i) the corporate goals originally adopted by the committee (including the quantitative targets) and the weighting/corporate goal award values attributed to each goal at the time of adoption, and (ii) the level of achievement of each corporate goal (again, with quantitative information where applicable) and the weighting of each corporate goal actually used by the committee in fixing the company bonus factor.
Rule 83 Confidential Treatment Request by The Medicines Company
Request #2
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The Medicines Company respectfully requests that the bracketed information contained in Response 3 be treated as confidential information and that the Commission provide timely notice to The Medicines Company, Stephen M. Rodin, Associate General Counsel, 8 Sylvan Way, Parsippany, NJ 07054, (973)-290-6000 before it permits any disclosure of the bracketed information contained in Requests #1 and 2 (Response 3).
4.	We note your response to our prior comment 3 and the last bullet point on page 4 of your response letter which states that “in determining the bonus and, in particular, the portion of the bonus attributed to corporate goals, the compensation committee, in addition to evaluating these six goals, also reviewed and gave credit for the overall performance of the Company in 2008 and our achievement of additional accomplishments not contemplated by the six goals, thus moving away from the formulaic approach of the plan to a more discretionary and flexible determination and rendering each original goal even less material in the overall mix and process.” This discretionary component of the committee’s process was not disclosed in your 2008 Compensation Discussion and Analysis. In providing draft disclosure to be included in your 2009 proxy statement in response to comment 3 above, please include a description of this discretionary authority and indicate how such discretion will be exercised by the committee in determining annual cash bonuses. Additionally, confirm that you will discuss the factors considered by the committee in future proxy statements when the committee exercises its discretion in determining bonus payments.

Response:

Please see the proposed revised disclosure set forth above in our response to comment 3.

5.	We note your response to our prior comment 8 and the following statement included in your proposed disclosure: “The compensation committee attributes approximately...39% of the company bonus factor to the other corporate goals achieved or partially achieved...” Please revise your proposed disclosure to

Mr. Jim B. Rosenberg
September 16, 2009

quantify the percentage of the company bonus factor attributed to each of the five “other corporate goals” referenced in this sentence.

Response:

We have included revised disclosure below which includes the percentage attributed to each of the “other corporate goals.”
Based on our overall 2008 performance against our 2008 corporate goals, taking into account our achievement of the additional goals noted above, the compensation committee determined the company bonus factor was 75%. The compensation committee attributed approximately 53% of the company bonus factor to the achievement of the U.S. Angiomax net sales goal, approximately 19% to the achievement of our goal related to global expansion, approximately 3% to the partial achievement of our CHAMPION enrollment goal, approximately 15% to the partial achievement of our earnings per share goal, and 2% to the partial achievement of our overall Cleviprex goal.

The committee attributed approximately 8% to company achievements not encompassed by the corporate goals.
Management’s Discussion and Analysis of Financial Condition and Results of Operations Application of Critical Accounting Estimates
Income Taxes, page 54
6.	Please refer to your response to prior comment 11. Consistent with your response, revise your disclosure to discuss the positive and negative evidence considered and evaluated by management in concluding that that a portion of your deferred tax assets are more likely than not to be realizable. The disclosure should also address why you believe the impact of the Curacyte and Nycomed transactions should not be reflected in your earnings history.

Response:

We will include in our Form 10-Q for the quarter ended September 30, 2009 the following additional disclosure to discuss the positive and negative evidence considered and evaluated by management in concluding that a portion of our deferred tax assets are more likely than not to be realizable:
At December 31, 2008, we had $112.8 million of gross deferred tax assets before valuation allowance, which included the tax effect of net operating loss carryforwards of $56.0 million, research and development credits of $16.6 million and other items of $40.2 million. We consider all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance is needed to reduce the deferred tax assets to the amount that is more likely than not to be realized. At December 31, 2008,

Mr. Jim B. Rosenberg
September 16, 2009

we recorded a valuation allowance of $64.5 million. The balance of the deferred tax assets is entirely associated with U.S. deferred tax assets, and includes a complete valuation allowance on all foreign deferred tax assets. In determining the valuation allowance and the amount of the deferred tax assets that is more likely than not to be realized, we evaluated and considered such positive and negative evidence as:
•	our deferred tax assets primarily relate to net operating losses incurred by us, the oldest of which will not expire until 2018;

•	we were in a cumulative U.S. income position for the recent years ended December 31, 2008;

•	our most recent projections of pre-tax income support the carrying value of the existing deferred tax assets;

•	after adjusting for specific non-recurring business development transactions such as the Nycomed and Curacyte acquisitions, which we believe are not indicative of future operating results, our adjusted cumulative income for the recent years ended December 31, 2008 would have been significant and would have approximated its planned net income for those periods;

•	with the reacquisition of European distribution rights for Angiox, based on our current transfer methodology, we expect that our U.S. entities will receive a significant portion of the Angiox revenue through the end of 2015, which corresponds to the remaining patent life of the principal patent covering Angiox;

•	during the third quarter of 2008, our second product, Cleviprex, was approved for sale in the United States and we expect Cleviprex to generate revenue well past the expiration of the principal patent covering Angiomax;

•	while unsettled, if legislative actions in Congress provide the U.S. Patent and Trademark Office with discretion to consider patent extension applications filed late unintentionally under the Hatch-Waxman Act, we expect future operations and profit levels during the period of Angiomax exclusivity to be positively impacted;

•	we have a limited history of sustained profitability in part as a result of the Targanta and Curacyte acquisitions;

•	the principal patent covering Angiomax expires in September 2010;

Mr. Jim B. Rosenberg
September 16, 2009

•	the commercial success of our product candidates, Cleviprex, oritavancin, cangrelor, and CU2010, is not assured; and

•	if legislative actions in Congress do not provide the U.S. Patent and Trademark Office with discretion to consider patent extension applications filed late unintentionally under the Hatch-Waxman Act, we expect future operations and profit levels during the period of Angiomax exclusivity to be negatively impacted.
Based on this evaluation and consideration of positive and negative evidence, we determined that the weight of the evidence required a $64.5 million valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized. The ultimate realization of the deferred tax asset is dependent upon the generation of future taxable income during the period in which the related temporary differences become deductible or the net operating losses and credit carryforwards can be utilized.
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 9. Intangible Assets, page F-24
7.	Refer to your response to prior comment 12. Please revise your disclosure to clarify your accounting policy for amortizing the Angiox intangible assets over the expected economic benefit period, i.e. amortization based on the ratio of annual forecasted revenue to total forecasted revenue from the sale of Angiox through the end of its patent life.

Response:

We will include in Note 9 in our next Form 10-Q the following additional disclosure to discuss our accounting policy for amortizing the Angiox intangible assets over the expected economic benefit period:
The Company amortizes intangible assets related to Angiox based on the ratio of annual forecasted revenue compared to total forecasted revenue from the sale of Angiox through the end of its patent life.
* * * *
If you have any questions with regard to these responses, need further information or would like to discuss any of the information covered in this letter, please contact me at (973) 290-6000.

Sincerely,
/s/ Glenn P. Sblendorio
Glenn P. Sblendorio
Executive Vice President and Chief Financial Officer

Mr. Jim B. Rosenberg
September 16, 2009

Enclosures
cc:	Stephen M. Rodin, Esq. Stuart M. Falber, Esq.

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